Exhibit 14

BRE Properties, Inc.

Code of Business Conduct and Ethics

Acknowledgement And Disclosures

Because BRE strives to apply the highest ethical, moral and legal principles in every aspect of its business conduct, all directors and employees are required to read, sign and abide by our Code of Business Conduct and Ethics, and to make the disclosures identified on the attached Acknowledgement and Disclosures.

Introduction

BRE is dedicated to the highest standards of integrity and ethics. Personal integrity is just as important as technical competence and work ethic for advancement within the Company. The highest trust, confidence, and responsibility are placed in each Associate, and it is believed that his/her fundamental honesty and integrity in daily relations with customers, the public, and fellow Associates is essential. The Company will not tolerate any Associate who achieves results by violating laws or being involved in dishonest or unscrupulous business practices or who jeopardizes the Company’s reputation.

Through these policies and actions, the Company seeks the very best that can be achieved; a relationship that both creates economic value and acts on ethical principle. It is the responsibility of the leaders of the Company to make ethical behavior and efficient performance complementary. The Company measures excellence by qualitative values as well as by quantitative results, motivating Associates to “do the right thing” while “doing things right.” All Associates are encouraged to be alert to ethical ambiguity and to respond promptly to concerns about possible violations of laws and regulations.

If a law conflicts with a policy in this Code, Associates must comply with the law; however, if a local custom or policy conflicts with this Code, Associates must comply with the Code. If an Associate has any questions about these conflicts, he or she should ask Human Resources or the Finance department how to handle the situation.

The Company also looks to its leadership to uphold these policies and standards and to set an example by instilling a spirit of honor in the work place.

Insider Trading

BRE is a publicly traded company and is subject to United States securities laws that contain very strict prohibitions regarding trading in securities. Trading in securities of publicly held companies while in possession of material, nonpublic information is against the law and can result in criminal and civil fines, injunctive actions, jail and dismissal from the Company. Material, non-public information can only be disclosed on a need-to-know basis within the Company or with its designated advisors and/or attorneys involved in the specific matter or transaction.

Information is material if there is a substantial likelihood that a reasonable investor would consider this information to be of value in determining the sale or purchase of a security.

Non-public information is information that has not yet been made generally available to all investors by distribution of a press release, securities filing or other legitimate means of communication. You should assume that any information you obtain in the course of your employment is non-public. When in doubt, err on the side of confidence and contact Human Resources or the Finance department.

Associates who have knowledge of material, non-public information about the Company and its business must keep this information in the highest confidence. This includes any discussions or disclosures to family members, friends or acquaintances. After this information has been released to the public, you must wait three business days before you may trade, or disclose information to others. It is sometimes difficult to determine whether information is material. However, there are various categories of information that would almost always be regarded as material, such as the following:

•	financial results or expectations for the quarter or the year;

•	unannounced proposed acquisitions;

•	confidential internal financial information or projections of future business results;

•	unannounced changes in the level of actual or anticipated income or expenses, or financial or liquidity problems;

•	planned stock splits, stock dividends and stock repurchases;

•	defaults on securities, bankruptcy or liquidation;

•	changes in relationships with significant customers, including doubts about the collectibility of substantial loans;

•	change in auditors or auditor notification that the Company may no longer rely on an auditor’s audit report;

•	unannounced decisions to issue dividends or to change the Company’s dividend policy;

•	unannounced Company financings, including new equity or debt offerings or trust preferred offerings or other financings;

•	unannounced significant personnel changes;

•	unannounced significant litigation; and

•	substantial changes in the Company’s accounting methods.

In addition, you must not buy or sell stock or any other securities of the Company or any other company that the information relates to. “Stock” for purposes of this Code also includes any put, call or other option or similar instrument, including any stock you receive upon exercise of a stock option (other than stock options given to you by the Company—but it does include your sale of stock the Company issues to you when you exercise a stock option). Also, you must not have someone else buy or sell for you and you must not “tip-off” anybody else about this information.

Trading Window Periods

In order to abide by the law regarding insider trading, it is the Company’s policy that that no officer, director or Associate may purchase or sell any securities of the Company during “black out periods.” These “black out periods” begin on the 15th of the last month of each quarter, and end 3 business days after the Company issues its press release announcing earnings for the quarters ended March 31, June 30, September 30 and December 31 of each year. Notwithstanding the forgoing, officers, directors and Associates may exercise stock options during black out periods but may not resell the shares acquired upon exercise during a black out period. Any exercises of stock options during a blackout period must be pre-cleared by the VP, Financial Reporting.

Additional Rules For Directors And Officers

Prior-Approval. In addition to the window period restriction, directors and officers of the Company are prohibited from purchasing or selling any securities of the Company:

a) at any time, unless they have prior approval of the President and Chief Executive Officer or the Chief Financial Officer of the Company (or the Chairman of the Executive Committee of the Board of Directors of the Company, in the case of proposed purchases and sales by the President and Chief Executive Officer or the Chief Financial Officer of the Company for their own accounts);

b) during the period beginning on the date on which the Company’s Board of Directors holds its December meeting each year until three days after the Company issues its press release announcing earnings for the quarter and year ended December 31.

Guidelines for Compliance

The following is a guideline for compliance with the Company’s insider trading policy. This list does not constitute an exclusive list of situations that could result in a violation of insider trading.

a) You may not buy or sell stock until the information has been released to the public and sufficient time has passed to allow investor reaction (usually three business days).

b) You may not sell your stock in a company in which BRE or any of its affiliates is a principal shareholder before public disclosures of any pending legal actions.

c) You may not buy stock in another company which BRE or any of its affiliates plans to acquire, whether through a merger or by acquiring a major stockholder position.

d) You may not buy or sell stock in BRE or any of its affiliates before any announcements disclosing the increase or adjustment of dividends. If you have any questions regarding Insider Trading, contact Human Resources or the Finance department.

Conflicts of Interest

Associates are expected to avoid situations that create an actual or potential conflict or the appearance of impropriety that may arise when actions or loyalties are divided between the interests of the Company and an Associate’s interests, or those of another. Associates must avoid any activity, agreement, business investment or interest that could be in conflict with the Company’s interests or could interfere with their duty and ability to serve the Company. Associates who are unsure whether a conflict exists should consult their supervisor immediately. Prohibited activities include, but are not limited to, all of the following:

a) Owning, operating, or being employed as an employee, consultant or board member by any business that competes, directly or indirectly, with the Company, or owning more than 5% of the stock of such an entity.

b) Engaging in any other employment or personal activity during work hours, or using Company supplies and equipment for other employment or personal activity.

c) Soliciting Associates, suppliers, or residents during business hours to purchase goods or services of any kind, or to make contributions to any organizations or in support of any causes, unless an officer of the Company has granted prior written approval.

d) Soliciting or entering into any business or financial transaction with an Associate whom you supervise, either directly or indirectly, unless an officer of the Company has granted prior written approval. This restriction applies to all such transactions, however small, and specifically includes, as examples:

i. Co-signing a personal loan for a subordinate;

ii. Renting, leasing or subletting residential or commercial real estate to a subordinate;

iii. Hiring a subordinate to perform personal services; and

iv. Soliciting a subordinate to participate in an investment of any kind with you.

e) Dating or pursuing romantic or sexual relationships with residents, vendors or other Associates during work hours.

f) Relatives, members of the same household, unmarried cohabitants, and Associates involved in romantic or sexual relationships may not directly supervise each other or be employed in positions where the appearance of bias, favoritism, or conflict of interest is likely.

Associates who have a question about whether or not they have a conflict of interest should bring it to the attention of management. Any doubt should be resolved in favor of disclosure and a request for specific guidance. Associates are expected to abide by the spirit as well as the letter of this Code, because this Code is, by necessity, general. Associates are also expected to cooperate with any inquiries or investigations concerning a possible or suspected violation of this policy. When a conflict of interest is found to exist, the conflict may result in discipline or, if more appropriate, the involuntary transfer or termination of employment to eliminate the conflict.

Corporate Opportunities

As an employee of the Company, each Associate has an obligation to advance the Company’s interests when the opportunity to do so arises. If an Associate discovers or is presented with a business opportunity through the use of corporate property or information or because of the Associate’s position with the Company, the Associate should first present the business opportunity to the Company before pursuing the opportunity in his or her individual capacity. No Associate may use corporate property, information or his or her position with the Company for personal gain and no Associate may compete with the Company. Each Associate should disclose to his or her supervisor the terms and conditions of each business opportunity covered by this Code of Ethics that the Associate wishes to pursue. The supervisor will contact the appropriate management personnel to determine whether the Company wishes to pursue the business opportunity. If the Company waives its right to pursue the business opportunity, the Associate may pursue the business opportunity on the same terms and conditions as originally proposed and consistent with the other ethical guidelines set forth in this Code of Ethics.

Confidential Information

Associates have access to a variety of confidential information while employed at the Company. Confidential information includes all non-public information that might be of use to competitors, or, if disclosed, harmful to the Company or its customers. Associates have a duty to safeguard all confidential information of the Company or third parties with which the Company conducts business, except when disclosure is authorized or legally mandated. An Associate’s obligation to protect confidential information continues after he or she leaves the Company. Unauthorized disclosure of confidential information could cause competitive harm to the Company or its customers and could result in legal liability to the Associate involved and the Company.

Any questions or concerns regarding whether disclosure of Company information is legally mandated should be promptly referred to Human Resources or the Finance Department.

Compliance with Laws, Rules and Regulations

Obeying the law, both in letter and in spirit, is the foundation on which the Company’s ethical standards are built. All Associates must respect and obey the laws of the United States and the cities, states and countries in which BRE operates. Although Associates are not expected to know all of the details of these laws, it is important to know enough to determine when to seek advice. The Company holds information and training sessions to promote compliance with laws, rules and regulations, including insider-trading laws.

Competition and Fair Dealing

We seek to outperform our competition fairly and honestly. We seek competitive advantages through superior performance, never through unethical or illegal business practices. Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present employees of other companies is prohibited. Each Associate should endeavor to respect the rights of and deal fairly with their colleagues and the Company’s customers, suppliers and competitors. No Associate should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.

Discrimination and Harassment

The diversity of the Company’s employees is a tremendous asset. We are firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal or inappropriate discrimination or harassment or any kind. Relationships with colleagues and business relationships with competitors, suppliers and customers always must be conducted free of any discrimination, including based on race, color, creed, ethnicity, citizenship, religion, age, sex, sexual preference, gender, gender identification, pregnancy, national origin, marital status, veteran status, handicap, or mental or physical disability and other characteristics protected by law.

Health and Safety

The Company strives to provide each employee with a safe and healthful work environment. Each Associate has responsibility for maintaining a safe and healthy workplace for their colleagues by following safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions.

The Company will not tolerate violence or threatening behavior in the workplace. Associates must report to work in condition to perform their duties, free from the influence of illegal drugs or alcohol. The Company will not tolerate the use of illegal drugs, or legal drugs used in an illegal manner in the workplace or on the Company’s property.

Company Assets and Funds

Each Associate with responsibility for the use of the Company’s assets or funds will be accountable and responsible for his/her proper conduct in relation to the use or protection of those assets. Theft, carelessness, and waste have a direct impact on the Company’s profitability. Any suspected incident of fraud or theft must be immediately reported for investigation. All Company assets must be used for legitimate business purposes.

Associates may not use the Company’s name, logo, supplies, equipment, uniforms, or other property for personal purposes, unless an officer of the Company has granted prior written approval. This includes, but is not limited to, the personal use of Company computers, software, printers, typewriters, telephones (including cellular telephones), facsimile machines, postage and postage meters, office furniture, and office machines and supplies of all kinds (except for infrequent use in amounts which are immaterial).

The obligation of Associates to protect the Company’s assets includes its proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks, and copyrights, as well as business, marketing and service plans, engineering and manufacturing ideas, designs, databases, records, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information would violate Company policy. It could also be illegal and result in civil or even criminal penalties.

Financial Reporting

Each Associate has ethical and legal responsibilities for reporting financial and other important information within the Company. The Company has established, and all Associates must maintain, high standards of accuracy, honesty, integrity, and confidentiality in the Company’s financial records and reporting. Unrecorded or “off the books” funds or assets should not be maintained unless permitted by applicable law or regulation and approved in writing by the Company’s Chief Financial Officer.

Uniformity in certain basic accounting definitions, classifications, reporting and control practices is necessary in order to provide financial information for various components of the Company’s business on a complete, accurate, timely and comparable basis. Consequently, accounts and records will be maintained and financial reports will be prepared in a manner that conforms to the Company’s policies and procedures.

The Company’s Chief Executive Officer and its senior financial officers must produce full, fair, accurate, timely and understandable disclosures in all reports and other documents that the Company files with, or submits to, the Securities and Exchange Commission and other regulatory authorities and in any other public communications made by the Company. The Company’s Chief Executive Officer and its senior financial officers are prohibited from taking any direct or indirect action to fraudulently influence, coerce, manipulate or mislead the Company or its independent public auditors for the purpose of rendering the Company’s financial statements misleading.

All Associates are required to respond fully and completely to any inquiry from the Company to internal or external auditors.

Selection of Suppliers

The Company selects suppliers on the basis of the needs of its business. Consequently, only reputable, qualified individuals or firms, under market compensation agreements that are reasonable in relation to the services required, will be selected.

No Associate may select a supplier for any reason other than its ability to fulfill the Company’s needs. In particular, no Associate may personally accept any goods or services or other forms of compensation or favors for less than market value from an existing or potential Company supplier. Further, no Associate may own an interest in the business or be a supplier to or a creditor of a supplier, unless the interest is represented by a publicly traded security and the Associate does not own more than 5% of the outstanding securities of any class.

No Associate may utilize an existing or potential Company supplier, consultant or subcontractor to work on his/her personal residence(s) or those of related persons without the prior approval of appropriate management.

Improper Payments

The Company expects all Associates to use only legitimate practices in commercial operations and in promoting the Company’s position on issues before governmental authorities. Kickbacks, fees, commissions, or any form of “bribes” intended to induce or reward favorable decisions and/or governmental actions are unacceptable and prohibited. These provisions are not intended to apply to routine, reasonable business entertainment or gifts of minor value ($50) customary in local business relationships, provided that no law or Company policies are violated and full disclosure is made to the immediate supervisor.

No Associate will offer to make directly or indirectly, through any person or firm, any payment or anything of value to:

a) Any person or firm employed by, or acting for or on behalf of,

i) Any customer, whether private or governmental, for the purpose of inducing or rewarding any favorable action by the customer in any business transaction;

ii) Or any governmental entity, for the purpose of inducing or rewarding action or withholding action, by a governmental entity in any governmental matter;

b) Any governmental official, political party, or official of such party, or any candidate for political office, for the purpose of inducing or rewarding any favorable action or for withholding of action, or the exercise of influence by such official, party or candidate in any business transaction or in any governmental matter that may favor, or tend to favor, the Company.

Reporting of Illegal or Unethical Behavior

The Company is dedicated to the highest standards of financial reporting and corporate accountability. The Company will not tolerate, nor does the law allow, retaliation against any Associate who 1) reasonably believes that a violation of the Company’s Code of Ethics, federal securities laws, SEC regulations, or any provision of federal law relating to fraud against shareholders has been committed, 2) files such a complaint with the Company’s confidential message center, Employee Assistance Plan provider, Human Resources, the Board of BRE Properties, Inc. Directors or any member of management, or 3) files a complaint with, or otherwise participating in an investigation, proceeding, or hearing conducted by any independent or government agency or commission.

In the event an Associate reasonably believes that such an act has been committed, they may report such acts through an exclusive, confidential, toll free hotline administered by an independent call center. The hotline is available 24 hours per day, 7 days per week, and is completely confidential. Comments are typed verbatim by a call center operator and delivered immediately to the Vice President of Human Resources and a designated Board representative with the authority to investigate your complaint. Complete information is available to all Associates at their physical location as well as the Company Ultranet.

Associates may report matters confidentially and anonymously without fear of reprisal. A code word system will allow an associate to instigate an interactive dialogue with the compliance coordinator, or Board member and maintain complete anonymity.

The Company will undertake promptly an effective, thorough and objective investigation of all alleged violations, in a manner as confidential as possible, but consistent with a thorough investigation, of the Company’s policies, of corporate misdeeds as defined in the Sarbanes-Oxley Act of 2002, and/or of any federal, state or local statutes. The Company will then take prompt remedial action, when appropriate.

Your cooperation in promptly reporting any suspected violations will allow the Company the opportunity to correct inadvertent errors, or errors resulting from bad judgment, as well as preserving the integrity of the Company.

Observation of Code of Business Conduct and Ethics

Each Associate has an obligation to observe and support this Code of Business Conduct and Ethics. Since the appearance of impropriety undermines the Code of Business Conduct and Ethics, every Associate should avoid even the appearance of impropriety. Violation of this policy may result in disciplinary action, up to and including termination of employment.

Any questions about the meaning or applicability of the Company’s Code of Business Conduct and Ethics should be addressed to the appropriate supervisor or a senior executive of the Company. All officers, directors and managers are required to sign and return a written acknowledgement of receipt of the Code in the form attached hereto.

Waivers of the Code of Business Conduct and Ethics

Any waiver of this Code for executive officers or directors must be approved by the Board or a committee of the Board and must be disclosed promptly to Company stockholders as required by applicable law, rules or regulations.

Amendments

This Code may be amended by the Board. The Company must report promptly any amendments pertaining to executive officers or senior financial officers as required by applicable laws, rules or regulations.

This Code of Business Conduct and Ethics is neither a contract of employment nor a guarantee of continuing Company policy. The Company reserves the right to amend, supplement or discontinue this Code at any time, in whole or in part, without prior notice.